Arotech Corporation

1229 Oak Valley Drive
Ann Arbor, Michigan 48108
Tel: (800) 281-0356 Fax: (734) 761-5368
http://www.arotech.com
Nasdaq National Market: ARTX
Writer’s direct dial: +972-2-990-6623
Writer’s direct fax: +972-2-990-6688
Writer’s e-mail: yaakovh@arotech.com

Yaakov Har-Oz Senior Vice President and General Counsel _______ Admitted in New York and Israel

June 8, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Russell Mancuso, Branch Chief

Re:        Arotech Corporation
Registration Statement on Form S-1
Filed May 1, 2006
File No. 333-133697
Form 10-K for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 0-23336

Dear Mr. Mancuso:

This letter sets forth the responses of Arotech Corporation (“we” or “Arotech”) to the comment contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated May 26, 2006 and addressed to Thomas J. Paup, with respect to the filing by Arotech of the above-referenced registration statement on May 1, 2006.

For the convenience of the Staff, we have quoted the Comment Letter in italics below, after which our responses appear in regular roman typeface.

RESPONSES TO COMMENT LETTER

Item 9A. Controls and Procedures

1.
We note that management has not yet completed its assessment of internal control over financial reporting as of December 31, 2005. In order for us to better understand the company’s facts and circumstances, please answer the following:

Tell us why management was unable to complete its assessment and describe the work still left to complete.

As a point of background, Arotech is a leading defense and security products and services company, engaged in three business areas: high-level armoring for military and non-military air and ground vehicles; interactive simulation for military, law enforcement and municipal markets; and batteries and charging systems for the military. We operate primarily through our eight active subsidiaries. Prior to the filing of Arotech’s Form 10-K for the fiscal year ended December 31, 2005, management of Arotech believed that it had completed its assessment of its internal controls over financial reporting with respect to the parent company and all of its subsidiaries, other than FAAC Incorporated (“FAAC”). Management was unable to complete its assessment of internal control over financial reporting (“Sarbanes-Oxley 404 Compliance”) in respect of FAAC, and hence in respect of Arotech as a whole, for the following reasons:

•
As timely disclosed in Arotech’s filings, at the beginning of 2006 Arotech replaced its Chief Financial Officer, who had been in charge of overseeing the Sarbanes-Oxley 404 Compliance process. While Arotech had anticipated a smooth transition period, this did not in fact prove to be the case, and the new Chief Financial Officer was required during the beginning of 2006 to oversee both the audit of our 2005 financial statements and the Sarbanes-Oxley 404 Compliance process without the benefit of his predecessor’s assistance.

•
In addition, at approximately the same time, the Chief Financial Officer of FAAC (one of the former owners of FAAC from whom Arotech had purchased FAAC in January 2004) came to the end of the term of his employment contract and decided not to extend his contract for an additional year. This required management of FAAC to find and integrate a successor CFO. Ultimately, in an effort to cut costs, Arotech and FAAC decided to have the CFO of Arotech act also as CFO of FAAC. While the outgoing CFO of FAAC was helpful in the transition process, there was still an inevitable learning curve involved, which resulted in delays in completing the Sarbanes-Oxley 404 Compliance process as it related to FAAC.

As a result of the foregoing factors, the completion of Arotech’s Sarbanes-Oxley 404 Compliance was delayed.

At this point, Arotech believes that it has completed its internal assessment of Sarbanes-Oxley 404 Compliance and is finalizing a written assessment, subject to completion of the testing and auditing process.

Tell us when management intends to complete the assessment and when the auditors can resume testing and complete their audit, in order to file an amended 10-K.

Management believes that it has completed its internal assessment of Sarbanes-Oxley 404 Compliance and is finalizing a written assessment, subject to completion of the testing and auditing process. Arotech’s auditors are currently engaged in testing and completing their audit, and we anticipate filing an amended 10-K on or before the date of Arotech’s annual meeting of stockholders, which is scheduled to be held on Monday, June 19, 2006.

If you need any additional information after reviewing the above, you can contact me at 011-972-2-990-6623, or on my cellular phone at 011-972-54-646-4808. You may also contact our outside counsel, Steven M. Skolnick, who can be reached at 1-973-597-2476 or on his cellular phone at 1-973-868-0630, and you may contact our Chief Financial Officer, Thomas J. Paup, who can be reached at 1-734-761-5836 or on his cellular phone at 1-334-559-2670, if you require more specifics regarding the Sarbanes-Oxley 404 Compliance process and status.

                                                Sincerely,

                                                Yaakov Har-Oz
                                                Senior Vice President and General Counsel

cc:       Robert S. Ehrlich
    Thomas J. Paup
    Steven M. Skolnick, Esq.